Securities and Exchange Commission
                            Washington, D. C. 20549

                                Schedule 13-G
                  Under the Securities and Exchange Act of 1934

                              Talk Com, Inc.
                               Common Stock
                         CUSIP Number 874264104

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 874264104

         1)  Name of reporting person:
                  Legg Mason, Inc.
              Tax Identification No:
                  52-1200960

         2)  Check the appropriate box if a member of a group:
                  a)  n/a
                  b)  n/a

         3)  SEC use only

         4)  Place of organization:
                  Baltimore, Maryland

      Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:           5,500,000
         6)  Shared voting power:           814,655
         7)  Sole dispositive power:       - 0 -
         8)  Shared dispositive power:    6,314,655

         9)  Aggregate amount beneficially owned by each reporting person:
               6,314,655

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                 n/a

         11)  Percent of class represented by amount in row (9):
                9.76%

         12)  Type of reporting person:
                 HC

         Item 1a)  Name of issuer:
                    Talk Com, Inc.
         Item 1b) Address of issuer's principal executive offices:
                    12020 Sunrise Valler Dr.
                    Reston, VA  22091
         Item 2a)  Name of person filing:
                     Legg Mason, Inc.
         Item 2b) Address of principal business office:
                      100 Light Street
                      Baltimore, Maryland  21202
         Item 2c)  Citizenship:
                      Maryland Corporation
         Item 2d) Title of class of securities:
                      Common Stock
         Item 2e)  CUSIP number:  874264104
         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ]  Broker or dealer under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act.
         (e) [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) [ ]  Employee  Benefit Plan,  Pension Fund which is
                    subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4) Ownership:
         (a)  Amount beneficially owned:
                6,314,655
         (b)  Percent of Class:
                9.76%
         (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                            5,500,000
                  (ii) shared power to vote or to direct the vote:
                              814,655
                 (iii) sole power to dispose or to direct the disposition of:
                            - 0 -
                 (iv) shared power to dispose or to direct the disposition of:
                            6,314,655
         Item 5) Ownership of Five Percent or less of a class:
                    n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:
                    n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                  Legg Mason Fund Adviser, Inc., as investment adviser with
                    discretion
                  Legg Mason Wood Walker, Inc., as investment adviser and
                    broker/dealer with discretion
                  Legg Mason Capital Management, Inc., as investment adviser with discretion

         Item 8) Identification and classification of members of the group:

                  n/a

         Item 9) Notice of dissolution of group:

                  n/a

         Item 10) Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------
         Date

         Signature

         Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
         -------------------------------------------------------------
         Name/Title



Addendum to Schedule 13G filed by Legg Mason, Inc.
Tax Identification No. 52-1200960

Shares of Talk Com, Inc. owned a/o 12/31/99

CUSIP 874264104


                                Shares    Sole     Shared     Sole     Shared
   Name                Class    Owned     V P       V P       D P       D P


Lett Mason Capital
  Management, Inc.      IA       589,800           589,800              589,800
Legg Mason Fund
  Adviser, Inc.         IA     5,500,000 5,500,000                    5,500,000
Legg Mason Wood
  Walker, Inc.       BD & IA     224,855           224,855              224,855



Shares Oustanding     64,670,000

% Owned               9.76%